

October 7, 2014

<u>Via U.S. Mail</u>
Trisha Malone
Chief Financial Officer
Gepco, Ltd.
9025 Carlton Hills Blvd. Ste. B
Santee, CA 92071

> **Re: Gepco, Ltd.**
> **Form 8-K**
> **Filed October 1, 2014**
> **File No. 0-53559**

Dear Ms. Malone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Change in Registrant's Certifying Accountant

1. We note your disclosure that during the year ended December 31, 2013 and the subsequent interim period through June 30, 2014, there were no disagreements between you and De Joya Griffith. Please revise your disclosure in the third paragraph to clarify whether there were any disagreements during the year ended December 31, 2013, and in the subsequent interim period through September 25, 2014, the date of the resignation of De Joya Griffith, on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of De Joya Griffith, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Refer to Item 304 (a)(1)(iv) of Regulation S-K.

Trisha Malone
Gepco, Ltd.
October 7, 2014
Page 2

Item 9.01 Financial Statements and Exhibits

2. Please file an updated letter from De Joya Griffith as Exhibit 16 to the amendment filed in response to our comment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief